Katherine R. Kelly
Vice President & Assistant General Counsel
345 Park Avenue New York, NY 10154-0037
Tel 212-546-4852 Fax 212-546-9966
katherine.kelly@bms.com

March 19, 2015

VIA EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:                          Bristol-Myers Squibb Company

Preliminary Proxy Statement on Schedule 14A

Filed March 12, 2015

File No. 001-01136

Dear Mr. Riedler:

This letter responds to the comment letter (the “Comment Letter”) dated March 18, 2015 regarding the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A filed on March 12, 2015 (“2015 Preliminary Proxy Statement”) of Bristol-Myers Squibb Company (the “Company” or “BMS”).  For the convenience of the Staff, we reproduce in bold the text of each numbered paragraph in the Comment Letter and follow with our own responses.

Item 4, page 75

1.                                   We refer to the proposed amendment to your Certificate of Incorporation that would designate the Delaware Court of Chancery as the sole and exclusive forum for specified legal actions. Please highlight that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims.

Response:

We acknowledge the Staff’s comment, and in response propose to include the following revised disclosure in the second paragraph of our Item 4 proposal on page 75 of our Definitive Proxy Statement on Schedule 14A (with additions indicated by underlining and deletions by strike-out):

Mr. Jeffrey P. Riedler Securities and Exchange Commission	Page 2
March 19, 2015

“Plaintiffs seeking to bring claims against the Company for the matters to which the proposed amendment relates could use the Company’s diverse operations to bring duplicative suits in multiple jurisdictions or to choose a forum state that may not apply the law of Delaware, our state of incorporation, to the Company’s internal affairs in the same manner as the Court of Chancery of the State of Delaware would be expected to do so. The proposed amendment is intended to avoid subjecting the Company to multiple lawsuits in multiple jurisdictions on the same matter. While an exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder finds favorable for disputes within the scope described above, and may discourage stockholder lawsuits with respect to such claims, the Board believes that the ~~The~~ ability to require such actions to be brought in a single forum provides numerous benefits to the Company and our stockholders.”

For your reference, we attach as Exhibit A to this letter the Item 4 proposal in its entirety, including the revised disclosure set forth above.

In connection with this response, BMS acknowledges that (i) BMS is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) BMS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions with respect to this letter, please contact the undersigned at (212) 546-4852.

Sincerely,

/s/ Katherine R. Kelly

Katherine R. Kelly
Vice President & Assistant General Counsel

cc:  Lewis B. Campbell, Chair of the Committee on Directors and Corporate Governance, Bristol-Myers Squibb Company

Lamberto Andreotti, Chief Executive Officer, Bristol-Myers Squibb Company

Giovanni Caforio, Chief Operating Officer, Bristol-Myers Squibb Company

Sandra Leung, General Counsel and Secretary, Bristol-Myers Squibb Company

EXHIBIT A

ITEM 4—APPROVAL OF AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF
INCORPORATION TO DESIGNATE DELAWARE CHANCERY COURT AS THE EXCLUSIVE FORUM
FOR CERTAIN LEGAL ACTIONS

Our Board of Directors has approved and recommends that our stockholders approve an amendment to our Amended and Restated Certificate of Incorporation to add a new Article FOURTEENTH designating the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, as the sole and exclusive forum for specified legal actions unless otherwise consented to by the Company. This designation of the Court of Chancery would apply to (1) any derivative action or proceeding brought on behalf of the Company, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, creditors or other constituents, (3) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or the Company’s Amended and Restated Certificate of Incorporation or Bylaws (as either may be amended from time to time), or (4) any action asserting a claim against the Company or any director, officer or other employee of the Company governed by the internal affairs doctrine.

Plaintiffs seeking to bring claims against the Company for the matters to which the proposed amendment relates could use the Company’s diverse operations to bring duplicative suits in multiple jurisdictions or to choose a forum state that may not apply the law of Delaware, our state of incorporation, to the Company’s internal affairs in the same manner as the Court of Chancery of the State of Delaware would be expected to do so. The proposed amendment is intended to avoid subjecting the Company to multiple lawsuits in multiple jurisdictions on the same matter. While an exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder finds favorable for disputes within the scope described above, and may discourage stockholder lawsuits with respect to such claims, the Board believes that the ability to require such actions to be brought in a single forum provides numerous benefits to the Company and our stockholders.

Specifically, the Company and our stockholders benefit from having disputes resolved by the Delaware Court of Chancery, which is widely regarded as the preeminent court for the determination of disputes involving a corporation’s internal affairs in terms of precedent, experience and focus. The Delaware Chancery Court has experienced jurists who have a deep understanding of Delaware corporate law and the duties of directors and officers. Delaware’s well-developed body of case law provides stockholders with more certainty about the outcome of intra-corporate disputes. By ensuring that intra-corporate disputes are heard in a Delaware court, we and our stockholders avoid costly and duplicative litigation, the risk that Delaware law would be misapplied by a court in another jurisdiction and the risk of inconsistent outcomes when two similar cases proceed in different courts. Lastly, Delaware offers a system of specialized Chancery Courts to deal with corporate law questions, with streamlined procedures and processes that help provide relatively quick decisions. This accelerated schedule can limit the time, cost and uncertainty of protracted litigation for all parties.

For these reasons, the Board believes that providing for Delaware as the exclusive forum for the types of disputes described above is in the best interests of the Company and its stockholders. At the same time, the proposed amendment still gives the Company the flexibility to consent to an alternative forum on a case-by-case basis where the Company determines that its interests and those of its stockholders are best served by permitting a dispute to proceed in a forum other than Delaware.

It is important to note that this action by the Board is not being taken in reaction to any specific litigation confronting the Company; rather, it is being taken to prevent potential future harm to the Company and its stockholders. In recent years, we have experienced a number of litigation matters that were each filed in more than one jurisdiction, primarily in connection with the acquisition of another public company.  For example, when we acquired Amylin Pharmaceuticals, Inc. in 2013, we and Amylin were sued by Amylin’s stockholders in both Delaware and California. The facts and claims raised in both jurisdictions were similar, but we and Amylin had to incur additional costs to defend ourselves in two different forums.  These costs included fees for additional local counsel in California and legal fees and expenses associated with litigating in both forums to determine where the litigation should proceed.  We faced similar multi-forum litigation when we acquired other companies too, such as Zymogenetics, Inc. and Inhibitex, Inc.  Although the proposed amendment would not have covered these cases because they are outside the scope described above, an exclusive forum provision would help reduce our exposure to the potential harm of multi-forum litigation.  The proposed amendment, when applicable, would not only help reduce legal fees associated with proceeding in two forums, but it would also limit the risk of inconsistent judicial rulings, prevent witnesses from needing to appear in multiple jurisdictions, and diminish the inefficiencies of litigating the same matter in different jurisdictions. The Board believes that it is prudent and in the best interest of stockholders to take this preventive measure.

We maintain strong corporate governance practices, many of which are described in this proxy statement, including a Board that is substantially comprised of independent directors elected on an annual basis, a majority vote standard in uncontested director elections, stockholders’ ability to call special meetings and the absence of a stockholder rights plan (poison pill).  Additionally, the Board’s decision to seek stockholder approval of this exclusive forum provision was influenced by feedback received from the Company’s stockholders.

Although exclusive forum provisions such as the one we are proposing are becoming increasingly common, and we know of no reason a court in another state would not be willing to enforce its terms, no assurance can be given that all courts outside of Delaware will enforce the terms of the amendment and transfer any covered proceeding to the Delaware courts.

Exhibit B of this proxy statement sets forth the proposed Certificate of Amendment to the Amended and Restated Certificate of Incorporation. If this proposal is approved by our stockholders, the Certificate of Amendment will be effective upon filing with the Secretary of State of the State of Delaware, which we intend to do promptly after stockholder approval is obtained.

The Board of Directors unanimously recommends a vote “FOR” the approval of the amendment to our Amended and Restated Certificate of Incorporation to designate Delaware Chancery Court as the exclusive forum for certain legal actions.